Code of Ethics

ALTRIUS CAPITAL MANAGEMENT, INC.

Introduction

This is the Code of Ethics (the "Code") of Altrius Capital Management, Inc. (the "Company"). The Company's Policies on Insider Trading and Personal Securities Transactions are included in the Code.

General Principles

The Company is a fiduciary for its investment advisory clients. Because of this fiduciary relationship, it is generally improper for the Company or its Associated Persons to:

•	use for their own benefit (or the benefit of anyone other than the client), to the detriment of the client, information about the Company's trading or recommendations for client accounts; or
•	take advantage of investment opportunities that would otherwise be available for the Company's clients.

Also, as a matter of business policy, the Company wants to avoid even the appearance that the Company, its Associated Persons, or others receive any improper benefit from information about client trading or accounts or from our relationships with our clients or with the brokerage community.

The Company expects all Associated Persons to comply with the spirit of the Code, as well as the specific rules contained in the Code.

The Company treats violations of this Code (including violations of the spirit of the Code) very seriously. Violation of either the letter or the spirit of this Code, may result in the Company taking disciplinary measures, including, without limitation, imposing penalties or fines, reduction of compensation, demotion, requiring unwinding of the trade, requiring disgorgement of trading gains, suspending or terminating of employment, or any combination of the foregoing.

Improper trading activity can constitute a violation of this Code. Nevertheless, the Code can be violated by failing to file required reports, or by making inaccurate or misleading reports or statements concerning trading activity or securities accounts. Individual conduct can violate this Code even if no clients are harmed by such conduct.

Definitions

These terms have special meanings in this Code of Ethics:

Supervised Person - The Advisers Act defines a "supervised person" as any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of an investment adviser, or other person who provides investment advice on behalf of the investment adviser and is subject to the supervision and control of the investment adviser.

The Company adopts the Adviser's Act definition of "supervised person" but may also include in this category all temporary workers, consultants, independent contractors, and anyone else designated by the Chief Compliance Officer. For purposes of the Code, such 'outside individuals' will generally only be included in the definition of a supervised person, if their duties include access to certain types of information, which would put them in a position of sufficient knowledge to necessitate their inclusion under the Code. The Chief Compliance Officer shall make the final determination as to which of these are considered supervised persons.

Access Person - An Access Person is a Supervised Person who has access to nonpublic information regarding any client's purchase or sale of securities, is involved in making securities recommendations to clients, or has access to such recommendations that are nonpublic. All of the Company's directors, officers, and partners are presumed to be Access Persons.

Associated Person - For purposes of this Code, all Supervised Persons and Access Persons are collectively referred to as 'Associated Persons'.

Advisory Client - Any person to whom or entity to which the Company serves an investment adviser, renders investment advice, or makes any investment decisions for a fee is considered to be a client.

Beneficial Ownership - Means any opportunity, directly or indirectly, to profit or share in the profit from any transaction in securities, including those owned by members of an Access Person's immediate family living in the Access Person's household, as defined below.

Chief Compliance Officer - Means James M. Russo, or another person that has been designated to perform the functions of Chief Compliance Officer when the named Chief Compliance Officer is not available. For purposes of reviewing the Chief Compliance Officer's own transactions and reports under this Code, the functions of the Chief Compliance Officer are performed by another qualified individual, and shall be clearly denoted in the Company's compliance files.

Covered Securities - Means anything that is considered a "security" under the Investment Company Act of 1940.

This is a very broad definition of security. It includes most kinds of investment instruments, including things that one might not ordinarily think of as "securities," such as:

•	exchange traded funds;
•	options on securities, on indexes and on currencies;
•	investments in all kinds of limited partnerships;
•	investments in foreign unit trusts and foreign mutual funds; and
•	investments in private investment funds and hedge funds.

If there is any question or doubt about whether an investment is a considered a security or a Covered Security under this Code, ask the Chief Compliance Officer.

Non-Reportable Securities - Rule 204A-1 does not require access persons to report:

•	Direct Obligations of the US Treasury;
•	Bankers' acceptance, Certificates of deposit, commercial paper, and high quality short-term debt obligations, including repurchase agreements;
•	Money market fund shares;
•	Shares of open end mutual funds, unless the Company or a control affiliate acts as the investment adviser or principal underwriter for the fund;
•	Shares issued by unit investment trusts that are invested exclusively in unaffiliated mutual funds;
•	Securities held in accounts over which the access person had no direct or indirect influence or control; or
•	Transactions effected pursuant to an automatic investment plan.

Members of the Family/Household include:

•	A spouse or domestic partner (unless they do not live in the same household as the Access Person and the Access Person does not contribute in any way to their support);
•	Children under the age of 18;
•	Children who are 18 or older (unless they do not live in the same household as the Access Person and the Access Person does not contribute in any way to their support); and
•	Any of the people who live in the Access Person's household including: stepchildren, grandchildren, parents, stepparents, grandparents, brothers, sisters, in-laws, and adoptive relationships.
•	Important Considerations About This Code
•
All Access Persons must complete three Reporting Forms under this Code. Additional information regarding these Reporting Forms can be found below. Copies of the Reporting Forms are included at the end of the Code or copies can be obtained from the Chief Compliance Officer.

The Chief Compliance Officer has the authority to grant written waivers of the provisions of this Code in appropriate instances. However:

•	the Company expects that waivers will be granted only in rare instances, and
•	some provisions of the Code that are mandated by law cannot be waived.

For purposes of this Code, all shareholders or other persons with Beneficial Ownership of the Company are considered an Associated Person of the Company.

The Company's management will review the terms and provisions of this Code at least annually and make amendments as necessary. Any amendments will be distributed to all Associated Persons of the Company, and each Associated Person must provide in writing their receipt, understanding, and acceptance of the changes.

If there is any doubt or uncertainty about what this Code requires or permits, ask the Chief Compliance Officer. Please do not guess the answer.

All Associated Persons are required to sign an Agreement to Abide by the Company's Code of Ethics and to certify annual compliance with the Code.

Guidelines for Professional Standards

1. At all times, all Associated Persons must comply with applicable federal securities laws and must reflect the professional standards expected of those engaged in the investment advisory business, and they shall act within the spirit and the letter of the federal, state, and local laws and regulations pertaining to investment advisers and the general conduct of business. These standards require all personnel to be judicious, accurate, objective, and reasonable in dealing with both clients and other parties so that his or her personal integrity is unquestionable.

2. All Associated Persons are required to report any violation of the Code, by any person, to the Chief Compliance Officer or other appropriate persons of the Company immediately. Such reports will be held in confidence.

3. Associated Persons must place the interests of Advisory Clients first. All Associated Persons must scrupulously avoid serving his or her own personal interests ahead of the interests of the Company's Advisory Clients. In addition, Associated Persons must work diligently to ensure that no client is preferred over any other client.

4. All Associated Persons are naturally prohibited from engaging in any practice that defrauds or misleads any client, or from engaging in any manipulative or deceitful practice with respect to clients or securities.

5. No Associated Person may serve on the board of directors of any publicly traded company without prior written permission from the Chief Compliance Officer.

6. Associated Persons must conduct all personal securities transactions in full compliance with this Code. Doubtful situations should be resolved in favor of Advisory Clients and in cooperation with the Chief Compliance Officer. Technical compliance with the Code's provisions shall not automatically insulate from scrutiny any securities transactions or actions that could indicate a violation of the Company's fiduciary duties.

7. Personal transactions in securities by Access Persons must be transacted to avoid even the appearance of a conflict of interest on the part of such personnel with the interests of the Company's clients. Likewise, Associated Persons must avoid actions or activities that allow (or appear to allow) a person to profit or benefit from his or her position with the Company at the expense of clients, or that otherwise bring into question the person's judgment.

8. The Company has adopted Insider Trading Policies that set parameters for the establishment, maintenance, and enforcement of policies and procedures to detect and prevent the misuse of material non-public information.

9. No Associated Person shall communicate information known to be false to others (including but not limited to clients, prospective clients and other Associated Persons) with the intention of manipulating financial markets for personal gain.

10. Associated Persons are prohibited from accepting compensation for services from outside sources without the specific prior written permission of the Chief Compliance Officer.

11. When any Associated Person faces a conflict or potential conflict between his or her personal interest and the interests of clients, he or she is required to immediately report the conflict to the Chief Compliance Officer for instructions regarding how to proceed.

12. The recommendations and actions of the Company are confidential and private matters. Accordingly, we have adopted a Privacy Policy to prohibit the transmission, distribution, or communication of any information regarding securities transactions in client accounts or other non-public information, except to broker/dealers or other bona fide service providers in the ordinary course of business. In addition, no information obtained during the course of employment regarding particular securities (including internal reports and recommendations) may be transmitted, distributed, or communicated to anyone who is not affiliated with the Company, without the prior written approval of the Chief Compliance Officer.

13. No gift or other accommodation valued in excess of $100.00 may be accepted by the Company or any Associated Person from any vendor, broker, securities sales representative, client, or prospective client (a "business contact") - per business contact per year. All gifts or other accommodations, which have a value in excess of $100.00 received by Associated Persons or their Family/Household from a business contact, must be immediately reported to the Chief Compliance Officer.

14. No gift or other accommodation valued in excess of $100.00 may be given to any business contact on behalf of the Company or any Associated Person, without prior written approval from the Chief Compliance Officer.

Note: Policies regarding gift receipt/giving are not intended to prohibit normal business entertainment or customary meals.

15. No Associated Person shall give any contributions to the political campaign of any person who, if elected, would be in the chain of command of people who oversee any public pension fund, whether the pension fund is currently a client or could be a prospective client of the Company.

16. No Associated Person shall intentionally sell to or purchase from a client any security or other property.

17. No Associated Person shall provide loans or receive loans from clients.

18. No Associated Person shall enter into business arrangements with a client without the prior written approval from the Chief Compliance Officer.

Personal Trading Policies

General Information
The following policies and procedures apply to all accounts owned or controlled by an Access Person, and any account in which the Access Person has any direct or indirect Beneficial Ownership. These accounts are collectively referred to as "Covered Accounts." Any account in question should be addressed with the Chief Compliance Officer immediately to determine if it is considered a covered account.

Reporting Requirements
All Access Persons must file the reports described below, even if there are no holdings, transactions, or accounts to list in the reports. Copies of all reporting forms may be obtained from the Chief Compliance Officer.

1. Initial Holdings Reports

No later than 10 calendar days after an Associated Person becomes an Access Person (or within 10 days of the adoption of this Code if the Associated Person was already an Access Person at the time of its adoption), that Access Person must file an Initial Holdings Report with the Chief Compliance Officer.

The Initial Holdings Report requires that each Access Person list all Covered Accounts on the date the Associated Person became an Access Person. It also requires each Access Person to list all brokers, dealers, and banks holding any accounts, in which the Access Person had direct or indirect Beneficial Ownership, on the date the Associated Person became an Access Person (or on the date this Code was adopted, if the Associated Person was already an Access Person on such date).

This requirement may be satisfied by instructing the custodian for these accounts to send duplicate confirmations and brokerage account statements for the Covered Accounts to the Company, c/o the Chief Compliance Officer, provided all required information is included in the report. Alternatively, Access Persons may submit this information on the Reporting Form provided by the Company.

Each Access Person must notify the Chief Compliance Officer of any updates or changes to his or her Covered Accounts within 10 days of such update or change. All information contained in the holding report must be current as of the date no more than 45 days prior to the date the report is submitted.

2. Quarterly Transaction Reports

No later than 30 calendar days after the end of March, June, September, and December, each year, each Access Person must file a Quarterly Transaction Report with the Chief Compliance Officer.

The Quarterly Transaction Report requires each Access Person to list all transactions in Covered Accounts during the most recent calendar quarter in which the Access Person had Beneficial Ownership. It also requires the Access Person to list all brokers, dealers, and banks holding any Covered Accounts in which such person had direct or indirect Beneficial Ownership during the quarter. This requirement may be satisfied by instructing the custodian for these accounts to send duplicate confirmations and brokerage account statements for the Covered Accounts to the Company, c/o the Chief Compliance Officer, provided all required information is included in the report. Alternatively, Access Persons may submit this information on the Reporting Form provided by the Company.

3. Annual Holdings Reports

By January 31 of each year, each Access Person must file an Annual Holdings Report with the Chief Compliance Officer.

The Annual Holdings Report requires the Access Person to list all securities in Covered Accounts in which the Access Person had Beneficial Ownership as of December 31 of the previous year. It also requires the Access Person to list all brokers, dealers, and banks holding any accounts in which such person had direct or indirect Beneficial Ownership on December 31 of the previous year. This requirement may be satisfied by instructing the custodian for these accounts to send duplicate confirmations and brokerage account statements for the Covered Accounts to the Company, c/o the Chief Compliance Officer, provided all required information is included in the report. Alternatively, Access Persons may submit this information on the Reporting Form provided by the Company. All information contained in the holding report must be current as of the date no more than 45 days prior to the date the report is submitted.

Review and Recordkeeping

The CCO shall review personal trading reports for all Access Persons no less than quarterly, and will otherwise take reasonable steps to monitor compliance with, and enforce this Code of Ethics. Evidence of the reviews shall be maintained in the Company's files. Another qualified individual will review the CCO's personal securities trading reports.

The Company reserves the right to require the Access Person to reverse, cancel, or freeze, at the Access Person's expense, any transaction or position in a specific security if the Company believes the transaction or position violates its policies or appears improper. The Company will keep all such information confidential except as required to enforce this policy or to participate in any investigation concerning violations of applicable law.

If the Company discovers any trading activity that appears to be in violation of this policy, the CCO, and/or other senior representatives of the Company, will meet with the Access Person to review the findings and to discuss additional pertinent information related to the situation. Where necessary, one or more of the following remedial actions may be taken:

•	Written warning that will be made a permanent part of the Access Person's record;
•	Disgorgement of profits;
•	Monetary fine; and/or
•	Termination of employment.

Prohibited and Restricted Transactions

Access Persons may not acquire any Beneficial Ownership in any security (not just Covered Securities) in an initial public offering without first seeking written approval from the Chief Compliance Officer.

Purchases and sales of restricted securities issued by public companies are generally prohibited, unless the Chief Compliance Officer determines that the contemplated transaction will raise no actual, potential, or apparent conflict of interest.

Any Access Person wishing to purchase or sell a security obtained through a private placement, including purchase of any interest in a hedge fund, must first seek written approval by the Chief Compliance Officer. In addition, if an Associated Person who owns a security in a private company knows that the company is about to engage in an IPO, he or she must disclose this information to the Chief Compliance Officer.

Participation in Investment Clubs must be approved in writing by the Chief Compliance Officer in advance of any such participation.

Timing of Personal Transactions

If the Company is purchasing/selling or considering for purchase/sale any Covered Security on behalf of a Client Account, no Access Person may effect a transaction in that Covered Security prior to the client purchase/sale having been completed by the Company, or until a decision has been made not to purchase/sell the Covered Security on behalf of the Client Account and in accordance with the Company's pre clearance and blackout policy, if any.

Case-by-Case Exemptions

Because no written policy can provide for every possible contingency, the Chief Compliance Officer may consider granting additional exemptions from the Prohibitions on Trading on a case-by-case basis. Any request for such consideration must be submitted by the Access Person in writing to the Chief Compliance Officer. Exceptions will only be granted in those cases in which the Chief Compliance Officer determines that granting the request will create no actual, potential, or apparent conflict of interest.

Pre-clearance

As noted above, transactions in private placements and initial public offerings are prohibited, unless pre-clearance is obtained, in advance of the transaction. Pre-clearance is obtained by first completing and signing the Personal Trade Request Form. (A copy of the Personal Trade Request Form is included in this Code, or a copy can be obtained from the Chief Compliance Officer.) The Personal Trade Request Form is then submitted to the Chief Compliance Officer for pre-clearance.

If pre-clearance is obtained, the approval is valid for the day on which it is granted and the two immediately following business days. The Chief Compliance Officer may revoke a pre-clearance any time after it is granted and before the transaction is executed.

The Company does not require pre-clearance of all Associated Persons' personal securities transactions. If, however, the Chief Compliance Officer, or designee, determines an exception/red flag based on regular reviews of an Associated Person's personal securities transactions, the Chief Compliance Officer may require a specific Associated Person to obtain, in advance of future transactions, pre-clearance for all such transactions. In all such cases, the Chief Compliance Officer shall determine beginning and ending dates for the pre-clearance requirement.

The Chief Compliance Officer will explain to the Associated Person why pre-clearance is required and have the Associated Person sign an acknowledgment of understanding and acceptance. Records of the noted exceptions/red flags, remedial actions, and all related securities transactions will be maintained in the Company's files.